Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 20, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on April 10, 2026, as the second tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
13/07/2026	EXM	10,000	329.4545	3,294,545.00
14/07/2026	EXM	18,000	325.0512	5,850,921.60
15/07/2026	EXM	6,420	324.5964	2,083,908.89
17/07/2026	EXM	19,512	330.8934	6,456,392.02
Total	—	53,932	327.9272	17,685,767.51

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till July 17, 2026, the total invested consideration has been:
•Euro 164,808,568.07 for No. 550,911 common shares purchased on the EXM
•USD 40,797,556.26 (Euro 35,241,239.97*) for No. 118,319 common shares purchased on the NYSE.

As of July 17, 2026 the Company held in treasury No. 1,444,295 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 0.81% of the then total issued common shares. Including the special voting shares, the Company held in treasury 0.62% of the then total issued share capital. The lower percentage of treasury shares held compared with prior disclosures reflects

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

the completion of shares cancellation, as approved by the Annual General Meeting of Shareholders of the Company held on April 15, 2026.

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until July 17, 2026, the Company has purchased a total of 1,554,675 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 460,807,893.07.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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